UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments
Thereto Filed Pursuant to §240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Red Violet, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
75704L104
(CUSIP Number)
Joshua B. Weingard, Esq.
Red Violet, Inc.
2650 North Military Trail, Suite 300
Boca Raton, Florida 33431
(561) 757-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 16, 2018
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75704L104	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Ryan Schulke
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 237,563
	8.	SHARED VOTING POWER 266,666(1)
	9.	SOLE DISPOSITIVE POWER 237,563
	10.	SHARED DISPOSITIVE POWER 266,666(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,229
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of shares of the Company’s common stock, which may be deemed beneficially owned by the Reporting Person as a result of the Reporting Person’s membership in RSMC Partners, LLC.

(2)	Based on 10,266,613 shares of the Issuer’s Common Stock outstanding as of November 5, 2018.

CUSIP No. 75704L104	Page 3 of 6

Item 1.	Security and Issuer.

Item 1 is amended by adding the following to the end of the item:

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on April 6, 2018 by Ryan Schulke, an individual residing in the State of New York (the “Reporting Person”), with respect to shares of common stock, par value $0.001 per share, of Red Violet, Inc., a Delaware corporation (the “Issuer”), formerly a wholly-owned subsidiary of Fluent, Inc., a Delaware corporation, which was formerly known as Cogint, Inc. (“Fluent”).
The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.	Identity and Background.
Item 2 is amended by adding the following to the end of the item:

On November 6, 2018, the Stockholders' Agreement was terminated.
The principal business address of the Reporting Person is 33 Whitehall Street, 15th Floor, New York, New York. The Reporting Person’s principal occupation is Chief Executive Officer of Fluent. The Reporting Person is a United States citizen.
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Not Applicable.

Item 4.	Purpose of Transaction.

Item 4 is amended by adding the following paragraph to the end of the item:

This Amendment is being filed to reflect changes in the beneficial ownership of the Reporting Person that occurred as a result of a gradual sale of shares of common stock. As a result of the transactions, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:
(a) The Reporting Person is the beneficial owner of 504,229 shares of common stock of the Issuer, in the aggregate, representing 4.9% of the Issuer’s outstanding Common Stock, which includes 266,666 shares held by RSMC, of which the Reporting Person is a member. The percentage of beneficial ownership is based upon 10,266,613 shares of the Issuer’s common stock outstanding as of November 5, 2018.
(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.
(c) Transactions in the Issuer’s securities effected by the Reporting Person since the Schedule 13D filed on April 6, 2018:

The shares were sold in multiple transactions at prices ranging from the low and high indicated. The Volume-Weighted Average Price ("VWAP") for the transactions are included in the tables. The reporting person undertakes to provide to Red Violet, Inc., any security holder of Red Violet, Inc. or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the tables. The transactions were open market trades.

CUSIP No. 75704L104	Page 4 of 6

Ryan Schulke had the following transactions in the Issuer's common stock since the Schedule 13D filed on April 6, 2018:

Date	Amount	Low	High	VWAP
4/17/2018	400			7.8989 (only price)
4/18/2018	500			7.2846 (only price)
4/19/2018	104			7.2000 (only price)
4/20/2018	800	7.6600	7.7393	7.6897
4/23/2018	500	7.6680	7.9559	7.7832
5/17/2018	3,500	7.3825	7.4123	7.3910
6/14/2018	191,000			7.3300 (only price)(1)
6/20/2018	30,000			6.0000 (only price)
6/22/2018	30,000			6.0000 (only price)
7/18/2018	1,250	7.9500	8.1289	8.0573
7/19/2018	800			8.0980 (only price)
7/23/2018	2,200	7.8000	8.0437	7.9187
7/25/2018	1,400	7.2893	7.5451	7.4537
7/26/2018	1,000			6.9211 (only price)
7/31/2018	2,100	7.3500	7.4038	7.3782
8/1/2018	1,100	7.2590	7.4500	7.2764
8/2/2018	1,000	7.1525	7.1900	7.1703
8/6/2018	1,700	7.2500	7.3385	7.3041
8/7/2018	4,000	7.3466	7.5500	7.4557
8/8/2018	2,150	7.3510	7.5000	7.3914
8/9/2018	400	7.5050	7.5216	7.5092
8/10/2018	4,200	7.4662	7.7000	7.5909
8/13/2018	4,550	7.6238	7.8400	7.7575
8/14/2018	4,017	7.4658	7.7600	7.6396
8/15/2018	2,734	7.4870	7.7568	7.5701
8/16/2018	100			7.5536 (only price)
8/17/2018	200			7.4423 (only price)
8/20/2018	3,225	7.4050	7.4600	7.4259
8/21/2018	500	7.3622	7.3723	7.3683
8/22/2018	350			7.2771 (only price)
8/29/2018	3,500	7.4594	7.6238	7.5508
8/30/2018	1,900	7.7241	7.8000	7.7501
8/31/2018	6,350	7.7700	7.9472	7.8993
9/4/2018	4,700	7.9841	8.0259	8.0121
9/5/2018	4,169	7.8161	8.0000	7.8494
9/6/2018	3,000	7.7288	7.8000	7.7580
9/7/2018	2,175	7.6327	7.6740	7.6509
9/10/2018	1,400	7.6110	7.6500	7.6286
9/11/2018	4,300	6.5000	7.4925	6.9568
9/12/2018	3,800	6.4717	6.6615	6.5946
9/13/2018	3,900	6.2501	6.2734	6.2574
9/17/2018	6,800	5.7700	5.8602	5.8284

CUSIP No. 75704L104	Page 5 of 6

9/18/2018	3,100	5.3512	5.5000	5.4083
9/19/2018	11,600	5.6439	5.9500	5.8267
9/20/2018	8,800	5.6381	5.9000	5.7789
9/21/2018	5,550	5.6528	5.8900	5.8241
9/24/2018	8,000	5.9010	6.1000	6.0093
9/26/2018	7,129	5.9445	6.0500	6.0002
9/27/2018	9,800	6.0118	6.0564	6.0252
9/28/2018	8,300	5.9950	6.0600	6.0321
10/1/2018	4,400	6.0000	6.1500	6.0773
10/2/2018	4,700	6.0000	6.1627	6.0588
10/4/2018	5,700	6.2500	6.4000	6.3033
10/5/2018	4,068	6.4010	6.5300	6.4495
10/9/2018	1,400	6.3000	6.4025	6.3293
10/10/2018	6,850	6.1988	6.2500	6.2316
10/11/2018	5,700	6.2612	6.4265	6.3917
10/12/2018	2,300	6.1400	6.2010	6.1783
10/15/2018	3,800	5.6269	6.1000	5.9394
10/16/2018	3,900	5.7673	6.1000	5.9319
10/17/2018	600			5.8106 (only price)
11/1/2018	1,200	5.6910	5.7085	5.7012
11/7/2018	1,561	6.000	6.1500	6.0667
11/9/2018	1,000			6.0000 (only price)
11/13/2018	1,263	6.1000	6.1015	6.1012
11/14/2018	2,300	6.1125	6.1183	6.1150
11/15/2018	1,900	6.2610	6.3000	6.2805
11/16/2018	3,200	6.5783	6.7104	6.6483
11/19/2018	2,779	6.6015	6.8000	6.6992
11/20/2018	1,500			6.8230 (only price)
11/21/2018	1,200	6.8000	6.8500	6.8292
11/26/2018	2,100	6.8000	6.8234	6.8135
11/27/2018	1,000	7.0110	7.0500	7.0305

(1)	The Reporting Person exchanged 191,000 shares of the Issuer's common stock (at an assumed price of $7.33) for 500,000 shares of Fluent's common stock (at an assumed price of $2.80 per share).
There were no additional transactions since the Schedule 13D filed on April 6, 2018.
(d) Not applicable.
(e) As of November 16, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Issuer's common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

Not Applicable.

CUSIP No. 75704L104	Page 6 of 6
Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2018	By:	/s/ Ryan Schulke
Ryan Schulke